SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2022
Commission File Number	001-39298

Sprott Inc
(Translation of registrant’s name into English)

Suite 2600, 200 Bay Street Royal Bank Plaza, South Tower Toronto, Ontario, Canada M5J 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Management’s Discussion & Analysis and Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2022
99.2	Chief Executive Officer Certification of Interim Filings, dated May 6, 2022
99.3	Chief Financial Officer Certification of Interim Filings, dated May 6, 2022
99.4	Press Release dated May 6, 2022

Exhibit 99.1 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on August 7, 2020 (File No. 333-242456).